UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  000-52597

CUSIP NUMBER:

(Check One) ☒  Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
                     ☐ Form N-CSR

For Period Ended:  December 31, 2008

[ ] Transition Report on Form 10-K                                                                                     [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K                                                                                     [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

NEDAK Ethanol, LLC
____________________________________
Full Name of Registrant

Not Applicable
____________________________________
Former Name if Applicable

87590 Hillcrest Road, P.O. Box 391
____________________________________
Address of Principal Executive Office (Street and Number)

Atkinson, Nebraska 68713
____________________________________
City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|x|           (a) The reason described in reasonable detail in Part III of this form could not beeliminated without unreasonable effort or expense;

|x|           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on orbefore the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has beenattached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has determined that additional time is required to finalize its Annual Report on Form 10-K for its fiscal year ended December 31, 2008, and the financial statements included therein (the “Form 10-K”). Despite diligent efforts, work necessary to complete the Form 10-K could not be finished in sufficient time to permit the filing on the due date of March 31, 2009, without unreasonable effort and expense, due largely to the time needed to resolve questions regarding the accounting treatment of certain items.

PART IV—OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Daniel Peterson                    (314) 345-6246
_____________________________________________
(Name)                             (Area Code) (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). ☐Yes  ☒ No  Quarterly Report on Form 10-Q for the period ending September 30, 2008.

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes  ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NEDAK Ethanol, LLC
__________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2009	By:	/s/ Jerome Fagerland
Name: Jerome Fagerland
Title: President